17 January 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received today a notification dated 16 January 2007, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of The Capital Group Companies, Inc. and certain of its affiliates in the ordinary shares of Reed Elsevier PLC is 104,787,120, representing 8.27% of the Company’s current issued share capital, of which 54,325,096 shares, representing 4.28% of the Company’s share capital are held by Capital Guardian Trust Company. Capital International Limited no longer has a notifiable interest.